Exhibit 99.1

BrilliA Incorporated Reports Fiscal Year 2026 Financial Results

Generated positive operating cash flow, returned $3.3 million to shareholders via dividends, maintained a debt-free balance sheet, and expects return to growth in fiscal 2027 on strengthening sales pipeline and brand portfolio expansion

SINGAPORE, July 31, 2026 -- BrilliA Incorporated (NYSE American: BRIA) (“BrilliA” or the “Company”) today reported financial results for its fiscal year ended March 31, 2026.

Fiscal Year 2026 Highlights

●	Return to growth underway in fiscal 2027: Based on preliminary unaudited results for the first quarter ended June 30, 2026, revenue increased approximately 13% year-over-year, and the Company currently expects second-quarter revenue to increase approximately 30% year-over-year.

●	Generated positive operating cash flow of $0.3 million, an improvement of approximately $4.8 million compared to fiscal 2025, reflecting disciplined working capital management.

●	Remained profitable before income taxes, reporting pre-tax income of $0.3 million despite a challenging operating environment. After recognizing income tax expense of $0.3 million, results attributable to shareholders were near break-even at $(0.01) per diluted share.

●	Returned $3.3 million to shareholders through dividends, equivalent to approximately $0.13 per share.

●	Revenue was $49.0 million, compared to $64.4 million in fiscal 2025, reflecting order cancellations by U.S. brand customers and tariff-related disruptions.

●	Gross profit was $7.0 million, representing a gross margin of 14.3%, demonstrating resilient profitability despite lower production volumes.

“Fiscal 2026 demonstrated the resilience of our business model,” said Kendrew Hartanto, CEO of BrilliA. “Despite one of the most challenging operating environments our industry has faced in recent years, we generated positive operating cash flow, remained profitable before income taxes, maintained a debt-free balance sheet and returned $3.3 million to shareholders through dividends.”

“The U.S. tariff measures introduced during the year created significant disruption across global apparel supply chains and caused many of our U.S. brand customers to delay or cancel orders. Rather than pursuing uneconomic value, we remained disciplined, focused on high-quality customer relationships, managed working capital effectively, and protected our long-term profitability.”

“Just as importantly, we continued investing for the future. We retained our experienced workforce, expanded our sourcing capabilities, invested in product development and R&D, and accelerated the growth of our brand portfolio, including Diana and Jockey Indonesia, while advancing our collaboration with Ai Sakura in Japan and our manufacturing alliance with HH4K Group. With customer engagement improving and our sales pipeline strengthening, we believe fiscal 2027 marks the beginning of our return to growth.”

Operating Environment

Fiscal 2026 was characterized by significant disruption across the global apparel industry. The tariff measures announced by the U.S. administration in April 2025 prompted many international brands to reduce inventories, delay shipments against existing orders, and adopt a more cautious sourcing strategy. Although portions of the tariff framework were subsequently challenged in court, uncertainty surrounding trade policy and consumer demand continued throughout the year.

The operating environment became more challenging following the outbreak of the U.S.–Iran conflict in February 2026, which further weighted on customer purchasing activity during the final weeks of the fiscal year.

Against this backdrop, BrilliA remained focused on a disciplined commercial approach, prioritizing sustainable customer relationships, prudent risk management and cash generation while preserving the long-term strength of the business.

Fiscal Year 2026 Financial Review

Revenue for fiscal 2026 was $49.0 million compared to $64.4 million in the prior year, principally reflecting order cancellations and shipment delays by U.S. brand customers amid tariff-related uncertainty. The Company also extended targeted pricing support to certain customers to share a portion of tariff-related costs.

Gross profit was $7.0 million compared to $10.4 million in fiscal 2025. Gross margin remained resilient at 14.3% despite lower production volumes, supported by disciplined cost management and lower material costs, partially offset by lower manufacturing utilization and customer pricing support.

BrilliA remained profitable before income taxes, reporting pre-tax earnings of $0.3 million. Net cash provided by operating activities improved to $0.3 million from net cash used of $4.5 million in fiscal 2025, reflecting disciplined working capital management.

During the year, the Company paid $3.3 million in dividends to shareholders while maintaining a debt-free balance sheet. BrilliA ended fiscal 2026 with $5.1 million in cash and equivalents, no outstanding bank borrowings and shareholders’ equity of $14.7 million.

Investing Through the Cycle

Despite the temporary industry slowdown, BrilliA continued investing in capabilities that management believes will support long-term growth. The Company retained its experienced operational workforce, expanded sourcing capabilities, advanced product development and research initiatives, and continued investing in its manufacturing platform.

BrilliA also accelerated the expansion of its brand portfolio, including Diana and Jockey Indonesia, while pursuing growth opportunities in Malaysia and other Southeast Asian markets. Management believes these initiatives will diversify revenue streams, strengthen customer relationships and enhance long-term profitability.

Strategic and Operational Progress

During fiscal 2026 and subsequent to year-end, BrilliA advanced several initiatives designed to diversify revenue, expand its addressable market and improve utilization of its manufacturing platform.

Highlights included the commercial collaboration between Bra Pro Limited and Tokyo-based sportswear brand Ai Sakura, the manufacturing alliance with Hung Hon (4K) Limited, an exclusive 5-year Jockey® license in Indonesia, and sponsorship of the Mr. & Miss Pickleball Vietnam 2026 tournament to increase brand awareness for Diana.

Collectively, these initiatives strengthen BrilliA’s strategic positioning and support management’s objective of building a more diversified, higher-value business.

Outlook

BrilliA has entered fiscal 2027 with improving momentum. Based on preliminary unaudited results for the first quarter ended June 30, 2026, revenue increased approximately 13% compared with the prior-year period. Based on confirmed orders and the current sales pipeline, and barring significant adverse geopolitical or macroeconomic developments, the Company currently expects second-quarter revenue to increase approximately 30% year-on-year.

While the global operating environment remains subject to external uncertainties, management believes improving customer engagement, a strengthening sales pipeline, continued investment in its manufacturing platform and expanding business position, the Company will return to sustainable growth and create long-term shareholder value.

First-quarter figures are preliminary, unaudited, and based on management accounts. The Company’s second-quarter expectations constitute forward-looking statements subject to the risks described below.

Selected Financial Data

Consolidated Statements of Profit or Loss (USD in thousands, except per share data)

	FY2026	FY2025	FY2024
Revenue	48,988	64,391	55,964
Gross profit	6,984	10,431	8,640
Gross margin	14.3%	16.2%	15.4%
Profit before income taxes	263	3,619	3,989
Net (loss)/profit	(15)	2,819	3,284
(Loss)/earnings per share, basic and diluted	(0.01)	0.12	0.15

Selected Balance Sheet and Cash Flow Data (USD in thousands)

	March 31, 2026	March 31, 2025
Cash and cash equivalents	5,141	7,703
Total assets	27,212	28,408
Total shareholders’ equity	14,654	18,074
Net cash provided by/(used in) operating activities	261	(4,520)
Dividends paid	3,325	—

About BrilliA Incorporated

BrilliA Incorporated (NYSE American: BRIA) is a Singapore-based comprehensive one-stop service and solution provider for over 30 ladies’ intimate apparel brands worldwide, managing sourcing, design, prototyping, supply chain, logistics, and quality control. The Company works with major international companies, including Fruit of the Loom, HanesBrands Inc., and Jockey. Through its Diana brand, BrilliA also designs and markets apparel for active lifestyles. Find out more at brilliaincorporated.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws, including statements regarding BrilliA’s expected fiscal 2027 revenue growth, business strategy, market opportunities, future performance, and operational outlook. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, but not limited to, global economic conditions, changes in trade policy and tariffs, geopolitical conflicts, supply chain disruptions, consumer demand, pricing pressures, customer order cancellations, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

BrilliA undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Investors are encouraged to review BrilliA’s filings with the SEC for additional risk factors.

Investor Contact

FNK IR

Matt Chesler, CFA

(+1) 646 809 2189

bria@fnkir.com

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